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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                          Brookfield Homes Corporation
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   112723 10 1
                      (CUSIP Number of Class of Securities)

       Shane D. Pearson                                 WITH A COPY TO:
 Brookfield Homes Corporation                            Andrew J. Beck
12865 Pointe Del Mar, Suite 200                            Torys LLP
   Del Mar, California 92014                            237 Park Avenue
        (858) 481-8500                           New York, New York 10017-3142
                                                         (212) 880-6000

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                            CALCULATION OF FILING FEE

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        Transaction Valuation*                      Amount Of Filing Fee

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             $92,500,000                                   $7,484

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*For the purpose of calculating the filing fee only, this amount is based on the purchase of 5,000,000 shares of common stock at the maximum tender offer price of $18.50 per share.

     |X| Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:         $7,484
                                         ------------------------------------

         Form or Registration No.:        Schedule TO
                                          -----------------------------------

         Filing Party:      Brookfield Homes Corporation
                            -------------------------------------------------

         Date Filed:        August 18, 2003
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

     |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_| third-party tender offer subject to Rule 14d-1.

     |X| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed on August 18, 2003, as amended and supplemented, by Brookfield Homes Corporation, a Delaware corporation (the "Company"), in connection with its offer to purchase 5,000,000 shares of its common stock, par value $0.01 per share, or such lesser number of shares as are properly tendered and not properly withdrawn, from its stockholders. The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase dated August 18, 2003, as amended and supplemented, and the related letter of transmittal (which together as may be amended or supplemented from time to time constitute the tender offer). The Company is inviting stockholders to tender shares at prices per share between $15.50 and $18.50, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer. Brascan Corporation, the Company's major stockholder, has indicated to the Company that in accordance with the terms of the tender offer, it intends to tender up to an equivalent number of shares as the aggregate number of shares tendered by other stockholders, and at the purchase price determined by the tender offer.

This amended and supplemented Issuer Tender Offer Statement on Schedule TO is intended to satisfy the applicable reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the offer to purchase, as amended and supplemented, and the letter of transmittal, copies of which were previously filed as exhibits to the Schedule TO filed on August 18, 2003, September 10, 2003, or September 16, 2003, is incorporated herein by reference in response to items 1 through 11 of this amended and supplemented Schedule TO. Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the offer to purchase, as amended and supplemented.

Item 12.  Exhibits.

(a)(1)(i)     Offer to Purchase dated August 18, 2003.*
(a)(1)(ii)    Letter of Transmittal.*
(a)(1)(iii)   Notice of Guaranteed Delivery.*
(a)(1)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(v)     Form W-8BEN and Instructions for Form W-8BEN.*
(a)(1)(vi) Amended and Supplemented Offer to Purchase filed on September 10, 2003.***
(a)(1)(vii) Supplement to the Amended and Supplemented Offer to Purchase filed on September 10, 2003.****
(a)(2)        Not Applicable.
(a)(3)        Not Applicable.
(a)(4)        Not Applicable.
(a)(5)        (a) Letter from Information Agent to Brokers.*
              (b) Letter from Brokers to Clients.*
              (c) Letter from Chief Executive Officer to Odd Lot Holders.*
              (d) Press Release dated August 8, 2003.**
              (e) Press Release dated August 18, 2003.*
              (f) Press Release dated September 24, 2003.
(b)           Not Applicable.
(d)           Not Applicable.
(g)           Not Applicable.
(h)           Not Applicable.

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*    Previously filed on Schedule TO on August 18, 2003.
**   Previously filed on Schedule TO on August 8, 2003.
***  Previously filed on Schedule TO on September 10, 2003.
**** Previously filed on Schedule TO on September 16, 2003.

Item 13.  Information Required By Schedule 13e-3.

Not applicable.


                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      BROOKFIELD HOMES CORPORATION


                                      By: /s/ PAUL G. KERRIGAN
                                          ---------------------
                                          Paul G. Kerrigan
                                          Executive Vice President, Chief
                                          Financial Officer and Treasurer


Date:  September 24, 2003

                                  EXHIBIT INDEX

Exhibit
Number        Description
-------       -----------

(a)(1)(i)     Offer to Purchase dated August 18, 2003.*
(a)(1)(ii)    Letter of Transmittal.*
(a)(1)(iii)   Notice of Guaranteed Delivery.*
(a)(1)(iv) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(v)     Form W-8BEN and Instructions for Form W-8BEN.*
(a)(1)(vi) Amended and Supplemented Offer to Purchase filed on September 10, 2003.***
(a)(1)(vii) Supplement to the Amended and Supplemented Offer to Purchase filed on September 10, 2003.****
(a)(2)        Not Applicable.
(a)(3)        Not Applicable.
(a)(4)        Not Applicable.
(a)(5)        (a) Letter from Information Agent to Brokers.*
              (b) Letter from Brokers to Clients.*
              (c) Letter from Chief Executive Officer to Odd Lot Holders.*
              (d) Press Release dated August 8, 2003.**
              (e) Press Release dated August 18, 2003.*
              (f) Press Release dated September 24, 2003.
(b)           Not Applicable.
(d)           Not Applicable.
(g)           Not Applicable.
(h)           Not Applicable.

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*    Previously filed on Schedule TO on August 18, 2003.
**   Previously filed on Schedule TO on August 8, 2003.
***  Previously filed on Schedule TO on September 10, 2003.
**** Previously filed on Schedule TO on September 16, 2003.